

Mail Stop 4561

November 18, 2008

Via U.S. Mail and Facsimile to (212) 403-2381

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

> **Re: The PNC Financial Services Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 10, 2008**
> **File No. 333-155248**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 6, 2008**
> **File No. 001-09718**

Dear Mr. Johnson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Please advise the staff regarding any projections, analysis or other material non-public information provided by PNC to National City or its financial advisor. Similarly, tell us about any projections or other material non-public information provided by National City

to PNC or its financial advisors. For any projections or other information provided by one party to the other party or their advisors, please disclose any material non-public information provided.

2.   We note numerous press articles describing the significance of IRS Notice 2008-83 relating to the treatment of deductions under section 382(h) of the Internal Revenue Code with respect to losses on loans after an ownership change of a bank. With a view toward providing greater transparency in your document, please address the following regarding that interpretation:

- Provide us with a summary of the incremental impact of this IRS Notice in relation to the merger transaction, including quantification of the tax benefits that would have resulted from the merger transaction based on the IRS guidance prior to the issuance of this IRS Notice compared to the tax benefits resulting from the merger transaction as computed based on this IRS Notice;

- Tell us whether this IRS notice impacted your decision making process to make an offer to National City;

- Provide us with an analysis of the impact of this IRS notice on the pro forma results of operations and your internal rate of return goal of the combined company; and

- Please disclose the existence of the IRS Notice, the particular terms and conditions, and how it impacts and is expected to impact the registrant going forward.

3.   We note the disclosure in PNC's Form 8-K filed October 24, 2008 that PNC intends to participate in the Treasury's TARP Capital Purchase Program by issuing $7.7 billion of preferred stock to the U.S. Treasury. Please revise the registration statement, where appropriate, to briefly discuss the material terms of PNC's participation in this program and to disclose the extent to which funds received from the program are conditioned on the completion of the merger. We note related disclosure in the most recent Form 10-Q.

4.   Please file all exhibits as soon as practicable to permit for an expedited review of the materials.

5.   You qualify the summaries of certain documents, such as the merger agreement and fairness opinion, by referencing the individual documents. Where you do this, please indicate that they are summaries of the material terms, and revise the summaries to include all material terms, if necessary.

Prospectus Cover Page

6.   Please state the title and amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

National City's Directors and Executive Officers May Receive …, page 4

7.   Please disclose the approximate total dollar amount that will be paid to National City directors and executive officers as a result of the merger. We note the disclosure beginning on page 68.

Unaudited Pro Forma Condensed Combined Financial Statements, page 26

General

8.   We note your disclosure in footnote (c) on page 27 that total shareholders' equity does not reflect the $7.7 billion of preferred securities and related warrants approved to be issued to the United States Treasury no later than the closing date. Given the significance of the transactions with the U.S. Treasury Department and with a view towards greater transparency, please revise your pro forma condensed combined financial statements to provide a separate column illustrating the impact of the securities issued to the U.S. Treasury Department.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

- How the application of the proceeds of the transaction may potentially effect your net interest margin;

- How the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

- How the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumption regarding the use of proceeds from the transactions must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

Note 3 – Merger and Integration Costs

9.   We note your disclosure in Note 3 to the pro forma financial statements that you estimate
        you will record a $1.8 billion conforming credit allowance adjustment in your post-
        acquisition financial statements. With a view toward providing greater transparency in
        your document, please disclose the specific methodology or assumption changes giving
        rise to this expected adjustment.

Note 5 – Pro Forma Adjustments, page 31

10.   Please respond to the following comments related to Balance Sheet Adjustment A:

        •   Please revise to disclose how you determined if a loan was in the scope of SOP 03-3
            for purposes of these pro forma adjustments;

        •   Please revise to disclose the total amount of loans in the scope of SOP 03-3, which
            resulted in the pro forma adjustment presented;

        •   Please revise to disclose how you determined the amount recognized under SOP 03-
            3;

        •   Please revise to disclose the estimated amount of accretable yield for loans in the
            scope of SOP 03-3; and

        •   Please revise to provide a narrative discussion of the reasons the SOP 03-3
            adjustment of $10.3 billion is so much greater than the $2.2 billion existing allowance
            for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet
            Adjustment B. Identify the respective accounting bases used for each adjustment.

11.   Please explain and revise your disclosure to briefly disclose how you determined the
        amount of existing allowance for loan losses for loans subject to SOP 03-3 as disclosed
        in Balance Sheet Adjustment B.

12.   Please revise to disclose the expected useful lives and the expected amortization methods
        used for the identifiable intangibles noted in Balance Sheet Adjustment D.

13.   As it relates to Balance Sheet Adjustment F, please revise to provide additional detail
        relating to your increase in deferred tax assets of $3.8 billion, including the tax rate
        applied to significant balance sheet adjustments. In addition, please disaggregate and
        quantify the individually material balance sheet adjustments.

14.   As it relates to Balance Sheet Adjustments A, F and G, your disclosures seem to imply
        that you adjust the values to fair value and then make additional adjustments to reverse
        prior purchase accounting adjustments. If true, please revise to clarify that your reversal
        of prior purchase accounting adjustments combined with the other adjustments result in
        the interest-bearing deposits and loans being recorded at fair value.

15.   As it relates to Balance Sheet Adjustment G, please revise to include enhanced disclosures surrounding the cash payment to certain warrant holders of $384 million. In this regard, consider providing a cross-reference to the description of National City warrants on page 72 of the S-4.

16.   Please revise to provide additional detail in your description of Balance Sheet Adjustment I regarding how the amount of the adjustment for Common Stock and Additional Paid-In Capital was calculated.

17.   Regarding Adjustment K to the Pro Forma Condensed Combined Balance Sheet, explain how the amortization of the fair value mark on deposits of three years relates to the longer amortization period of the core deposit intangible of nine years.

18.   We note your disclosure in Note P that income tax expense reflects the net tax adjustments at a tax rate of 33%. Please revise to disclose how you determined this tax rate. If you used an estimated effective tax rate to record the tax effect of the pro forma adjustments, tell us how you determined this was appropriate as opposed to the statutory rate. In addition, consider disclosing the primary reasons for the difference between your consolidated effective tax rate and the statutory federal income tax rate.

The Merger

Background of the Merger, page 35

19.   Please revise this section to disclose when PNC management and the board learned Treasury would provide approximately $7.7 billion in TARP funds to PNC and how the infusion of capital from the Capital Purchase Program impacted the board's decision to recommend that the PNC shareholders approve the merger. Please also disclose what impact, if any, Treasury's commitment to provide the TARP funds to PNC had on the PNC board's decision to consummate the merger. If Treasury's aid was a material reason for the merger, please revise the section on page 43 entitled "PNC's Reasons for the Merger; Recommendation of the PNC Board of Directors" to disclose this fact.

Opinion of National City's Financial Advisor; Opinion of PNC's Financial Advisor, pages 44 & 50

20.   Please provide any presentation, memo, report or other material provided to the boards of directors of PNC or National City by either's respective financial advisors with regard to the valuation or fairness of the transaction other than the opinion included in your registration statement.

21.   Please revise to disclose the specific amount to be paid by PNC to J.P. Morgan that is contingent upon completion of the merger. Similarly, disclose the amount to be paid by National City to Goldman Sachs that is contingent upon completion of the merger.

22.   We note that the description in the registration statement regarding the material relationships between PNC's financial advisors and PNC does not provide a quantitative description of the fees paid within the last two years, or to be paid, to the financial advisors and their affiliates by PNC and its affiliates. Please revise the registration statement to provide such disclosures. Likewise, provide a quantitative description of the fees paid within the last two years, or to be paid, to Goldman Sachs and its affiliates by National City and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

United States Federal Income Tax Consequences of the Merger, page 93

23.   Please revise this section to discuss each material federal income tax consequence and indicate that it represents the opinion of counsel. Remove inconclusive language such as "assumes that the merger will qualify as a reorganization" and include definitive language such as "will qualify." Assuming that you will use a short form opinion, Exhibit 8.1 may adopt the discussion in the prospectus as the opinion of counsel.

Where You Can Find More Information, page 105

24.   You have elected to incorporate by reference all Exchange Act documents subsequently filed by PNC and National City. With respect to PNC filings, please revise to comply with Item 11(b)(3) of Form S-4. With respect to National City filings, please revise to comply with Item 11(b)(1) of Form S-4. Furthermore, please revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will be incorporated by reference. Refer to Interpretation H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

PNC Form 10-Q for the fiscal quarter ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk Management – Trading Risk, page 37

25.   Please tell us and enhance your disclosure in future filings, beginning with your December 31, 2008 Form 10-K, to describe any actions taken to reduce proprietary trading risk in 2008. Indicate significant positions closed, if possible.

Financial Derivatives, page 38

26.   Please explain the negative fair value of $135 million at September 30, 2008 associated with the freestanding derivative representing the Blackrock LTIP obligation.

Financial Statements

Notes to Consolidated Financial Statements

Note 4 Securities, page 60

27.   Please explain in more detail your process for assessing other-than-temporary impairment
        ("OTTI"), focusing particularly on the consideration given to determine that no
        additional other-than-temporary impairment ("OTTI") existed on securities in an
        unrealized loss position for 12 months or more.

Note 15 Commitments and Guarantees – Visa Indemnification, page 76

28.   We note that your disclosure makes no mention of Visa's agreement to settle in principle
        with Discover Financial Services in October 2008. In this regard, please address whether
        you considered the October 27, 2008 Visa press release announcing the settlement in
        arriving at your reserve as of September 30, 2008 or in any subsequent fourth quarter
        adjustments to your reserve. In the event that you recorded the adjustment in the fourth
        quarter of 2008, please:

        •   Tell us how you determined this was not a type 1 event that should have been booked
            in the third quarter considering the fact that you filed your Form 10-Q on November
            6, 2008, subsequent to the press release by Visa; and if necessary,

        •   Provide us with a SAB 99 materiality analysis to support your conclusions.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (212) 403-2381
        Edward D. Herlihy, Esq.
        Lawrence S. Makow, Esq.
        Nicholas G. Demmo, Esq.
        Wachtell, Lipton, Rosen & Katz